Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements Nos. 333-102090 and 333-105743 on Form S-3,

Nos. 333-68012, 333-69254, 333-86012, 333-88230, 333-101042, 333-101043 and 333-110431 on Form S-8, No. 333-61440 on Form S-4/S-8, and No. 333-132017 on Form S-4 of AmerisourceBergen Corporation of our reports dated December 8, 2006, with respect to the consolidated financial statements and schedule of AmerisourceBergen Corporation and subsidiaries, AmerisourceBergen Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of AmerisourceBergen Corporation and subsidiaries, included in this Annual Report (Form 10-K) for the year ended September 30, 2006.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

December 8, 2006